Exhibit 7.02

Mr. Hanlin Chen

May 14th, 2017

The Board of Directors

China Automotive Systems, Inc. (the “Company”)

No. 1 Henglong Road, Yu Qiao Development Zone

Shashi District, Jing Zhou City, Hubei Province

The People’s Republic of China

Dear Sirs:

I am pleased to submit this preliminary non-binding proposal to acquire all of the outstanding shares of common stock (“Common Stock”) of the Company not already owned by me in a going-private transaction (the “Acquisition”). I currently beneficially own approximately 56.4% of the issued and outstanding shares of Common Stock of the Company on a fully diluted and as-converted basis.

I believe that my proposal of US$5.45 in cash per share of Common Stock will provide a very attractive opportunity to the Company’s stockholders. This price represents a premium of approximately 22.5% to the Company’s closing price on May 12, 2017, and a premium of approximately 17.2% to the average closing price during the last 30 days.

The terms and conditions upon which I am prepared to pursue the Acquisition are set forth below. I am confident in my ability to consummate an Acquisition as outlined in this letter.

1. Buyer. I intend to form an acquisition vehicle for the purpose of pursuing the Acquisition (the “Acquisition Vehicle”). The Acquisition will be in the form of a merger of the Company with the acquisition vehicle. I am interested only in pursuing this Acquisition and am not interested in selling my shares of Common Stock of the Company in connection with any other transaction.

2. Purchase Price. My proposed consideration payable for the Company’s Common Stock acquired in the Acquisition will be US$5.45 in cash per share.

3. Financing. I intend to finance the Acquisition with a combination of debt and equity capital. Equity financing is expected to be provided in the form of rollover equity in the Company and cash contributions from third party sponsors. Debt financing is expected to be provided by loans from third party financial institutions. I am confident that I can timely secure adequate financing to consummate the Acquisition.

4. Due Diligence. Parties providing financing will require a timely opportunity to conduct customary due diligence on the Company. I would like to ask the board of directors of the Company to accommodate such due diligence request and approve the provision of confidential information relating to the Company and its business to possible sources of equity and debt financing subject to confidentiality agreements with customary terms.

5. Definitive Agreements. I am prepared to negotiate and finalize definitive agreements (the “Definitive Agreements”) expeditiously. This proposal is subject to execution of the Definitive Agreements. These documents will include provisions typical for transactions of this type.

6. Confidentiality. I will, as required by law, promptly file an amendment to my Schedule 13D to disclose this letter. I am sure you will agree with me that it is in all of our interests to ensure that we proceed our discussions relating to the Acquisition in a confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions.

7. Process. I believe that the Acquisition will provide superior value to the Company’s stockholders. I recognize of course that the Board will evaluate the proposed Acquisition independently before it can make its determination whether to endorse it. It is my expectation that the Board will appoint a special committee of independent directors to consider this proposal and make a recommendation to the Board.   I will not move forward with the transaction unless it is approved by such a special committee.  In addition, the transaction will be subject to a non-waivable condition requiring approval by majority shareholders’ vote of shareholders not affiliated with me or any other members of the buyer group.

8. No Binding Commitment. This letter constitutes only a preliminary indication of my interest, and does not constitute any binding commitment with respect to an Acquisition. Such a commitment will result only from the execution of Definitive Agreements, and then will be on the terms provided in such documentation.

In closing, I would like to express my commitment to working together with you to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact me. I look forward to speaking with you.

[Signature Page to Follow]

Sincerely,

/s/ Hanlin Chen

[Signature Page to Proposal Letter]